SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

Commission File Number: 1-14640

For the month of March 2009

UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.
(Exact name of registrant as specified in its charter)

Unibanco - Union of Brazilian Banks S.A.
(Translation of Registrant’s Name into English)

Av. Eusébio Matoso, 891
05423-901 São Paulo - SP, Brazil
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F:   ☒      Form 40-F:   ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:   ☐      No:   ☒

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. PUBLICLY-HELD COMPANY CNPJ 33.700.394/0001-40	UNIBANCO HOLDINGS S.A. PUBLICLY-HELD COMPANY CNPJ 00.022.034/0001-87

CANCELLATION OF PUBLICLY-HELD COMPANY’S REGISTRATION

UNIBANCO – UNIÃO DE BANCOS BRASILEIROS S.A. (“Unibanco”) and UNIBANCO HOLDINGS S.A. (“Unibanco Holdings” and, collectively with Unibanco, the “Companies”) announce that the Companies’ shareholders have approved all the necessary measures towards the cancellation of the registration of the Companies as publicly-held companies and the Companies’ Depositary Receipts Programs, given that all of the shares originally issued by Unibanco and/or Unibanco Holdings will begin to be traded under the stock tickers of Itaú Unibanco Banco Múltiplo S.A. as of March 31, 2009.

São Paulo, March 30, 2009

UNIBANCO- UNIÃO DE BANCOS BRASILEIROS S.A. Geraldo Travaglia Filho Investor Relations Officer	UNIBANCO HOLDINGS S.A. Geraldo Travaglia Filho Investor Relations Officer

For additional information, please contact
Investor Relations
Itaú Unibanco Banco Múltiplo S.A.
E-mail: relacoes.investidores@itau.com.br and relacoes.investidores@unibanco.com.br
www.itauri.com.br and www.ri.unibanco.com.br

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: March 31, 2009
UNIBANCO - UNIÃO DE BANCOS BRASILEIROS S.A.

	By:	/s/ Geraldo Travaglia Filho Name: Geraldo Travaglia Filho Title: Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management’s current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words “anticipates”, “believes”, “estimates”, “expects”, “plans” and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.